Exhibit 99.1

21Vianet Group, Inc. Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

4Q14 Net Revenues Up 56.4% YOY to RMB853.9 Million

4Q14 Adjusted EBITDA Up 55.7% YOY to RMB160.1 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, March 9, 2015

BEIJING, March 9, 2015 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year of 2014. The Company will hold a conference call at 8:00 p.m. Eastern Time on March 9, 2015. Dial-in details are provided at the end of the release.

Fourth Quarter 2014 Financial Highlights

•	Net revenues increased by 56.4% to RMB853.9 million (US$137.6 million) from RMB545.9 million in the comparative period in 2013.

•	Adjusted EBITDA[1] increased by 55.7% to RMB160.1 million (US$25.8 million) from RMB102.9 million in the comparative period in 2013.

Full Year 2014 Financial Highlights

•	Net revenues increased by 46.3% to RMB2.88 billion (US$463.6 million) from RMB1.97 billion in 2013.

•	Adjusted EBITDA increased by 52.9% to RMB558.9 million (US$90.1 million) from RMB365.6 million in 2013.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We ended 2014 on a strong note, as we saw continued strong growth momentum in our internet data center (IDC), content delivery network (CDN), and cloud businesses. We further expanded our IDC portfolio as we added an additional 3,378 cabinets, allowing our total cabinet count to grow to 21,522, a 53% year-over-year increase. Furthermore, we welcomed new strategic investments from Kingsoft and Xiaomi, and additional investments by Temasek. Our cooperation with Kingsoft calls for at least 5,000 new cabinets to be leased over the next three years, which will serve as an incremental source of demand for our IDC business. We are excited to see leading global technology companies inside and outside of China that share our vision and believe that their investments offer significant strategic value to both our core operations and new business opportunities. Looking ahead at 2015, we expect demand drivers for our business to remain robust, supported by increased Internet usage and penetration in China, additional demand for cloud services, the continued growth of mobile Internet traffic, and increased demand from financial institutions. These drivers will fuel our growth and allow us to continue executing on our strategies, strengthening our position as a leading integrated Internet infrastructure services provider.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We finished 2014 with another quarter marked by consistent and steady growth, with total revenues growing by 56.4% year-over-year and adjusted EBITDA growing by 55.7% year-over-year. In addition, we were able to significantly increase our data center capacity while maintaining our targeted utilization rate. We also saw continued improvement in our accounts receivables metric, as the days-sales-outstanding (DSO) decreased further from 92 days in the third quarter to 78 days in the fourth quarter. As we move forward, we are confident that we will be able to build upon the strong financial and operating performance of 2014 and continue to execute our strategies to capitalize on the trends taking place in China’s dynamic and evolving data center and cloud services markets.”

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA is defined as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

Fourth Quarter 2014 Financial Results

REVENUES: Net revenues for the fourth quarter of 2014 increased by 56.4% to RMB853.9 million (US$137.6 million) from RMB545.9 million in the comparative period in 2013.

Net revenues from hosting and related services increased by 63.8% to RMB596.2 million (US$96.1 million) in the fourth quarter of 2014 from RMB364.0 million in the comparative period in 2013, primarily due to an increase in the total number of cabinets under management, an increase in demand for the Company’s CDN and cloud computing services, as well as contributions from acquisitions, partially offset by the transition to a Value Added Tax (VAT) system. Net revenues from managed network services increased by 41.6% to RMB257.7 million (US$41.5 million) in the fourth quarter of 2014 from RMB181.9 million in the comparative period in 2013 primarily driven by the contributions from acquisitions, which was partially offset by network grooming efforts and the transition to a VAT system.

GROSS PROFIT: Gross profit for the fourth quarter of 2014, increased by 65.0% to RMB238.0 million (US$38.4 million) from RMB144.2 million in the comparative period in 2013. Gross margin for the fourth quarter of 2014 was 27.9%, compared with 26.4% in the comparative period in 2013. The increase in gross margin was primarily due to higher margin revenue contributions from acquisitions and cloud services.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 83.4% to RMB290.7 million (US$46.9 million) from RMB158.5 million in the comparative period in 2013. Adjusted gross margin increased to 34.0% in the fourth quarter of 2014 from 29.0% in the comparative period in 2013.

OPERATING EXPENSES: Total operating expenses increased by 162.6% to RMB344.3 million (US$55.5 million) from RMB131.1 million in the comparative period in 2013. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB234.4 million (US$37.8 million) from RMB102.0 million in the comparative period in 2013. As a percentage of net revenue, adjusted operating expenses were 27.5%, compared with 18.7% in the comparative period in 2013 and 25.5% in the third quarter of 2014.

Sales and marketing expenses increased by 107.0% to RMB100.1 million (US$16.1 million) from RMB48.3 million in the comparative period in 2013, primarily due to expansion of the sales and service personnel in the Company’s overall business and acquisitions with higher sales and marketing expenses.

General and administrative expenses increased by 192.5% to RMB159.6 million (US$25.7 million) from RMB54.6 million in the comparative period in 2013, primarily due to increased headcount associated with the growth in the Company’s overall business and acquisitions with higher general and administrative expenses.

Research and development expenses increased by 89.6% to RMB39.9 million (US$6.4 million) from RMB21.0 million in the comparative period in 2013, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing and CDN service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB44.8 million (US$7.2 million) in the fourth quarter of 2014, compared with a loss of RMB7.2 million in the comparative period in 2013.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2014 increased by 55.7% to RMB160.1 million (US$25.8 million) from RMB102.9 million in the comparative period in 2013. Adjusted EBITDA margin for the quarter was 18.8% compared with 18.8% in the comparative period in 2013 and 19.8% in the third quarter of 2014. Adjusted EBITDA in the fourth quarter of 2014 excludes share-based compensation expenses of RMB68.9 million (US$11.1 million) and changes in the fair value of contingent purchase consideration payable of RMB44.8million (US$7.2 million).

NET PROFIT/LOSS: Net loss for the fourth quarter of 2014 was RMB155.5 million (US$25.1 million), compared with a net loss of RMB3.9 million in the comparative period in 2013.

Adjusted net profit for the fourth quarter of 2014 was RMB7.1 million (US$1.1 million) compared with RMB41.0 million in the comparative period in 2013. Adjusted net profit in the fourth quarter of 2014 excludes share-based compensation expenses of RMB68.9 million (US$11.1 million), amortization of intangible assets derived from acquisitions of RMB49.0 million (US$7.9 million), changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB44.8 million (US$7.2 million) in the aggregate. Adjusted net margin was 0.8%, compared with 7.5% in the comparative period in 2013 and 2.1% in the third quarter of 2014.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the fourth quarter of 2014 was RMB0.44, which represents the equivalent of RMB2.64 (US$0.43) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the fourth quarter of 2014 was RMB0.03, which represents the equivalent of RMB0.18 (US$0.03) per ADS. Adjusted loss per share is calculated using adjusted net loss as discussed above divided by the weighted average number of shares.

As of December 31, 2014, the Company had a total of 396.2 million ordinary shares outstanding, or the equivalent of 66.0 million ADSs.

BALANCE SHEET: As of December 31, 2014, the Company’s cash and cash equivalents and short-term investment were RMB1.56 billion (US$250.7 million). Taking into consideration the equity investment transactions with Kingsoft, Xiaomi and Temasek for a total amount of US$296 million, which closed on January 15, 2015, our cash, cash equivalents and short-term investments on a pro forma basis totaled approximately RMB 3.4 billion (US$546.7 million).

Fourth Quarter 2014 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,400 in the fourth quarter of 2014, compared with RMB10,433 in the third quarter of 2014.

•	Total cabinets under management increased to 21,522 as of December 31, 2014, from 18,144 as of September 30, 2014, with 14,572 cabinets in the Company’s self-built data centers and 6,950 cabinets in its partnered data centers.

•	Utilization rate was 70.2% in the fourth quarter of 2014, compared with 70.5% in the third quarter of 2014.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.25% in the fourth quarter of 2014, compared with 0.47% in the third quarter of 2014.

Full Year 2014 Financial Performance

For the full year of 2014, net revenue increased by 46.3% to RMB2.88 billion (US$463.6 million) from RMB1.97 billion in the prior year. Adjusted EBITDA for the full year increased by 52.9% to RMB558.9 million (US$90.1 million) from RMB365.6 million in the prior year. Adjusted EBITDA margin was 19.4%, compared with 18.6% in the prior year. Adjusted EBITDA for the full year excludes share-based compensation expense of RMB233.7 million (US$37.7 million) and changes in the fair value of contingent purchase consideration payable of RMB22.6 million (US$3.6 million). Adjusted net profit for the full year was RMB79.4 million (US$12.8 million), compared with RMB120.5 million in the prior year. Adjusted net profit in the full year excludes share-based compensation expense of RMB233.7 million (US$37.7 million), amortization of intangible assets derived from acquisitions of RMB106.9 million (US$17.2 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB25.6 million (US$4.1 million). Adjusted diluted earnings per share for the full year of 2014 was RMB0.14 (US$0.02), which represents the equivalent of RMB0.84 (US$0.12) per ADS.

Recent Developments

In December 2014, 21Vianet entered into definitive share purchase agreements with Kingsoft Corporation Limited (“Kingsoft”), a leading internet based software developer, distributor and service provider, Xiaomi Corporation (“Xiaomi”), a leading designer, manufacturer and marketer of mobile devices and other electronic equipment and a provider of internet services and Temasek, a Singapore based investment company, for a total amount of US$296 million. Pursuant to the agreements, Kingsoft, Xiaomi, and Temasek will own 11.6%, 3.4%, and 13.1%, respectively, of the equity ownership in 21Vianet. The transaction closed on January 15, 2015.

Financial Outlook

For the first quarter of 2015, the Company expects net revenues to be in the range of RMB883 million to RMB925 million, representing approximately 54% growth year-over-year at the mid point. Adjusted EBITDA is expected to be in the range of RMB162 million to RMB182 million, representing approximately 52% growth year-over-year at the mid point. For the full year 2015, the Company now expects net revenues to be in the range of RMB3.91 billion to RMB4.11 billion, representing approximately 39% growth over 2014 at the mid point. Adjusted EBITDA for the full year 2015 is expected to be in the range of RMB760 million to RMB860 million, representing approximately 45% growth over 2014 at the mid point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Monday, March 9, 2015 at 8:00 pm Eastern Time, or Tuesday, March 10, 2015 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 83036849

The replay will be accessible through March 16, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	# 83036849

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 40 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and full year of 2015 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2013	December 31, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,458,856	644,415	103,861
Restricted cash	193,020	161,649	26,053
Accounts receivable, net	610,413	739,040	119,112
Short-term investments	1,101,826	911,242	146,866
Inventories	—	10,059	1,621
Notes receivable	—	905	146
Prepaid expenses and other current assets	154,875	309,441	49,869
Deferred tax assets	17,816	35,002	5,641
Amount due from related parties	67,498	54,867	8,843

Total current assets	3,604,304	2,866,620	462,012
Non-current assets:
Property and equipment, net	1,402,177	3,102,882	500,094
Intangible assets, net	336,889	1,404,453	226,357
Deferred tax assets	14,149	42,573	6,862
Goodwill	410,500	1,755,970	283,011
Long term investments	106,726	126,307	20,357
Restricted cash	219,056	121,415	19,569
Amount due from related parties	—	98,500	15,875
Other non-current assets	37,761	121,461	19,576

Total non-current assets	2,527,258	6,773,561	1,091,701

Total assets	6,131,562	9,640,181	1,553,713

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	173,726	160,181	25,816
Accounts payable	188,217	369,844	59,608
Notes payable	—	16,230	2,616
Accrued expenses and other payables	292,421	599,491	96,620
Deferred revenue	32,558	347,441	55,997
Advances from customers	546	97,679	15,743
Income taxes payable	11,476	35,013	5,643
Amounts due to related parties	147,699	355,642	57,319
Current portion of long-term bank borrowings	197,000	955,647	154,022
Current portion of capital lease obligations	14,600	71,939	11,594
Current portion of deferred government grant	—	6,150	991
Deferred tax liabilities	3,115	2,696	435

Total current liabilities	1,061,358	3,017,953	486,404
Non-current liabilities:
Long-term bank borrowings	965,740	61,673	9,940
Deferred revenue	—	74,044	11,934
Amounts due to related parties	78,321	280,728	45,245
Non-current portion of capital lease obligations	337,139	511,679	82,468
Unrecognized tax benefits	18,559	20,453	3,296
Deferred tax liabilities	78,593	310,340	50,018
Non-current portion of deferred government grant	18,046	27,422	4,420
Bonds payable	998,505	2,264,064	364,901
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,117

Total non-current liabilities	2,594,903	3,650,403	588,339

Redeemable noncontrolling interests	—	773,706	124,699

Shareholders’ equity
Treasury stock	(8,917)	(213,665)	(34,437)
Ordinary shares	26	26	4
Additional paid-in capital	3,944,764	4,196,191	676,303
Accumulated other comprehensive income loss	(82,589)	(65,754)	(10,598)
Statutory reserves	35,178	52,263	8,423
Accumulated deficit	(1,429,410)	(1,794,975)	(289,297)

Total 21Vianet Group, Inc. shareholders’ equity	2,459,052	2,174,086	350,398

Non-controlling interest	16,249	24,033	3,873

Total shareholders’ equity	2,475,301	2,198,119	354,271

Total liabilities and shareholders’ equity	6,131,562	9,640,181	1,553,713

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	363,957	513,212	596,221	96,093	1,259,260	1,980,688	319,229
Managed network services	181,920	265,313	257,689	41,532	707,457	895,759	144,370

Total net revenues	545,877	778,525	853,910	137,625	1,966,717	2,876,447	463,599
Cost of revenues	(401,644)	(547,666)	(615,877)	(99,261)	(1,449,845)	(2,066,304)	(333,028)

Gross profit	144,233	230,859	238,033	38,364	516,872	810,143	130,571
Operating expenses
Sales and marketing	(48,338)	(85,947)	(100,075)	(16,129)	(154,479)	(287,229)	(46,293)
General and administrative	(54,565)	(90,383)	(159,576)	(25,719)	(186,907)	(493,309)	(79,507)
Research and development	(21,049)	(31,435)	(39,906)	(6,432)	(77,831)	(121,676)	(19,611)
Changes in the fair value of contingent purchase consideration payable	(7,188)	64,895	(44,789)	(7,219)	(55,882)	(22,629)	(3,647)

Total operating expenses	(131,140)	(142,870)	(344,346)	(55,499)	(475,099)	(924,843)	(149,058)

Operating profit (loss)	13,093	87,989	(106,313)	(17,135)	41,773	(114,700)	(18,487)
Interest income	21,992	20,227	12,862	2,073	48,503	67,904	10,944
Interest expense	(47,055)	(67,950)	(66,531)	(10,723)	(136,775)	(232,020)	(37,395)
Loss on debt extinguishment	—	—	—	—	—	(41,581)	(6,702)
(Loss) Income from equity method investment	(116)	(509)	78	13	(1,372)	(671)	(108)
Other income	4,551	7,300	15,413	2,484	6,232	26,560	4,281
Other expense	(81)	(804)	(70)	(11)	(2,112)	(1,040)	(168)
Foreign exchange (loss) gain	(4,747)	(1,861)	(8,756)	(1,411)	7,072	(16,256)	(2,620)

(Loss) Profit before income taxes	(12,363)	44,392	(153,317)	(24,710)	(36,679)	(311,804)	(50,255)
Income tax benefit (expense)	8,444	(6,493)	(2,168)	(349)	(10,324)	(16,673)	(2,687)

Consolidated net (loss) profit	(3,919)	37,899	(155,485)	(25,059)	(47,003)	(328,477)	(52,942)
Net (profit) loss attributable to non-controlling interest	(388)	1,704	(18,603)	(2,998)	(1,223)	(20,003)	(3,224)

Net (loss) profit attributable to ordinary shareholders	(4,307)	39,603	(174,088)	(28,057)	(48,226)	(348,480)	(56,166)

(Loss) Earnings per share
Basic	(0.01)	0.10	(0.44)	(0.07)	(0.13)	(0.87)	(0.14)
Diluted	(0.01)	0.09	(0.44)	(0.07)	(0.13)	(0.87)	(0.14)
Shares used in (loss) earnings per share computation
Basic*	391,398,775	404,495,442	400,031,170	400,031,170	364,353,974	401,335,788	401,335,788
Diluted*	391,398,775	418,601,672	400,031,170	400,031,170	364,353,974	401,335,788	401,335,788

(Loss) Earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.06)	0.60	(2.64)	(0.43)	(0.78)	(5.22)	(0.84)
Diluted	(0.06)	0.54	(2.64)	(0.43)	(0.78)	(5.22)	(0.84)

*	Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	144,233	230,859	238,033	38,364	516,872	810,143	130,571
Plus: share-based compensation expense	2,617	-117	3,722	600	8,054	7,163	1,154
Plus: amortization of intangible assets derived from acquisitions	11,681	33,793	48,953	7,890	43,744	106,922	17,233

Adjusted gross profit	158,531	264,535	290,708	46,854	568,670	924,228	148,958

Adjusted gross margin	29.0%	34.0%	34.0%	34.0%	28.9%	32.1%	32.1%
Operating expenses	(131,140)	(142,870)	(344,346)	(55,499)	(475,099)	(924,843)	(149,058)
Plus: share-based compensation expense	21,986	9,348	65,144	10,499	59,715	226,572	36,517
Plus: changes in the fair value of contingent purchase consideration payable	7,188	(64,895)	44,789	7,219	55,882	22,629	3,647

Adjusted operating expenses	(101,966)	(198,417)	(234,413)	(37,781)	(359,502)	(675,642)	(108,894)

Net (loss) profit	(3,919)	37,899	(155,485)	(25,059)	(47,003)	(328,477)	(52,942)
Plus: share-based compensation expense	24,603	9,231	68,866	11,099	67,769	233,735	37,671
Plus: amortization of intangible assets derived from acquisitions	11,681	33,793	48,953	7,890	43,744	106,922	17,233
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	8,646	(64,895)	44,789	7,219	55,956	25,613	4,128
Plus: loss on debt extinguishment	—	—	—	—	—	41,581	6,702

Adjusted net profit	41,011	16,028	7,123	1,149	120,466	79,374	12,792

Adjusted net margin	7.5%	2.1%	0.8%	0.8%	6.1%	2.8%	2.8%
Net (loss) profit	(3,919)	37,899	(155,485)	(25,059)	(47,003)	(328,477)	(52,942)
Minus: Provision for income taxes	8,444	(6,493)	(2,168)	(349)	(10,324)	(16,673)	(2,687)
Minus: Interest income	21,992	20,227	12,862	2,073	48,503	67,904	10,944
Minus: Interest expenses	(47,055)	(67,950)	(66,531)	(10,723)	(136,775)	(232,020)	(37,395)
Minus: loss on debt extinguishment	—	—	—	—	—	(41,581)	(6,702)
Minus: Exchange (loss) gain	(4,747)	(1,861)	(8,756)	(1,411)	7,072	(16,256)	(2,620)
Minus: (Loss) gain from equity method investment	(116)	(509)	78	13	(1,372)	(671)	(108)
Minus: Other income	4,551	7,300	15,413	2,484	6,232	26,560	4,281
Minus: Other expenses	(81)	(804)	(70)	(11)	(2,112)	(1,040)	(168)
Plus: depreciation	40,958	79,637	93,240	15,028	141,286	278,986	44,964
Plus: amortization	17,009	41,961	59,536	9,595	58,903	138,288	22,288
Plus: share-based compensation expense	24,603	9,231	68,866	11,099	67,769	233,735	37,671
Plus: changes in the fair value of contingent purchase consideration payable	7,188	(64,895)	44,789	7,219	55,882	22,629	3,647

Adjusted EBITDA	102,851	153,923	160,118	25,806	365,613	558,938	90,083

Adjusted EBITDA margin	18.8%	19.8%	18.8%	18.8%	18.6%	19.4%	19.4%

Adjusted net profit	41,011	16,028	7,123	1,149	120,466	79,374	12,792
Less: Net (profit) loss attributable to non-controlling interest	(388)	1,704	(18,603)	(2,998)	(1,223)	(20,003)	(3,224)
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	40,623	17,732	(11,480)	(1,849)	119,243	59,371	9,568

Adjusted earnings (loss) per share
Basic	0.10	0.04	(0.03)	(0.00)	0.33	0.15	0.02
Diluted	0.10	0.04	(0.03)	(0.00)	0.31	0.14	0.02
Shares used in adjusted earnings (loss) per share computation:
Basic*	391,398,775	404,495,442	400,031,170	400,031,170	364,353,974	401,335,788	401,335,788
Diluted*	409,435,985	418,601,672	400,031,170	400,031,170	378,572,051	416,528,735	416,528,735

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.60	0.24	(0.18)	(0.03)	1.98	0.90	0.12
Diluted	0.60	0.24	(0.18)	(0.03)	1.86	0.84	0.12

*	Shares used in adjusted earnings (loss) per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	37,899	(155,485)	(25,059)
Adjustments to reconcile net profit to net cash generated from operating activities:
Foreign exchange loss	1,861	8,756	1,411
Changes in the fair value of contingent purchase consideration payable	(64,895)	44,789	7,219
Depreciation of property and equipment	79,637	93,240	15,028
Amortization of intangible assets	41,961	59,536	9,595
Loss (gain) on disposal of property and equipment	(2,512)	(133)	(21)
Provision for doubtful accounts and other receivables	3,508	5,946	958
Stock based compensation expense	9,231	68,866	11,099
Deferred income taxes benefit	(4,956)	(13,500)	(2,176)
Loss (gain) from equity method investment	509	(78)	(13)
Changes in operating assets and liabilities
Restricted cash	3,226	(28,139)	(4,535)
Inventories	(425)	(1,682)	(271)
Accounts receivable	132,683	8,298	1,337
Notes receivables	(25)	144	23
Unrecognized tax expense	(151)	7,072	1,140
Other current assets	(40,613)	62,870	10,133
Amounts due from related parties	(59)	(2,844)	(458)
Accounts payable	17,483	1,203	194
Notes payable	12,842	(4,524)	(729)
Accrued expenses and other payables	3,185	(44,215)	(7,126)
Deferred revenue	(3,338)	(7,305)	(1,177)
Advances from customers	38,589	18,114	2,919
Income taxes payable	9,119	(9,897)	(1,595)
Amounts due to related parties	250	3,879	625
Deferred government grants	158	(3,133)	(505)

Net cash generated from operating activities	275,167	111,778	18,016

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(265,695)	(191,087)	(30,798)
Purchases of intangible assets	(5,421)	(18,181)	(2,930)
Proceeds from disposal of property and equipment	9,351	6,980	1,125
Rental payment of capital leases	—	(30,716)	(4,951)
Loans to third parties	(15,245)	(21)	(3)
Loans to related parties	(118,441)	(185)	(30)
Receipt of loans to related parties	5,688	—	—
Payments for short-term investments	(11,732)	—	—
Proceeds received from maturity of short-term investments	147,832	55,877	9,006
Payments for acquisitions, net of cash acquired	(22,949)	118	19
Payments for long-term investments	(22,770)	—	—

Net cash used in investing activities	(299,382)	(177,215)	(28,562)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(3,544)	(5,105)	(823)
Proceeds from exercise of stock options	443	384	62
Proceeds from shareholders	—	—	—
Proceeds received on behalf of selling shareholders	—	—	—
Proceeds from long-term bank borrowings	(88)	38,952	6,278
Proceeds from short-term bank borrowings	42,265	61,000	9,831
Repayments of short-term bank borrowings	(123,933)	(119,866)	(19,319)
Repayments of long-term bank borrowings	(593)	(12,204)	(1,967)
Consideration paid to selling shareholders	—	—	—
Payments for acquisitions	(562,997)	(503,370)	(81,129)
Repurchase of ordinary shares	(213,665)	—	—

Net cash used in financing activities	(862,112)	(540,209)	(87,067)

Effect of foreign exchange rate changes on cash and short term investments	(2,133)	(68)	(11)
Net decrease in cash and cash equivalents	(888,460)	(605,714)	(97,624)
Cash and cash equivalents at beginning of period	2,138,589	1,250,129	201,485

Cash and cash equivalents at end of period	1,250,129	644,415	103,861